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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )*

                             Metal Management, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    591097100
                                  (CUSP Number)

Empire Metals, Inc., P.O. Box 20566, Phoenix, AZ 85036, Telephone (602) 447-3000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 11, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

- --------------------                                       ---------------------
 CUSP NO. 591097100                                        PAGE     OF     PAGES
- --------------------                                       ---------------------
- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 EMPIRE METALS, INC.            87-0284722
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  / /
                                                                  (b)  /X/
- --------------------------------------------------------------------------------
   3     SEC USE ONLY

- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /
- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         ARIZONA
- --------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
     NUMBER OF                 2,572,950 (1)
      SHARES          ----------------------------------------------------------
   BENEFICIALLY         8      SHARED VOTING POWER
     OWNED BY
       EACH           ----------------------------------------------------------
     REPORTING          9      SOLE DISPOSITIVE POWER
      PERSON                   2,572,950 (1)
       WITH           ----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,572,950 (1)
- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /
- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.4%
- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         CO
- --------------------------------------------------------------------------------

(1) Includes warrants to purchase 562,900 shares exercisable by the Reporting Person within 60 days. See Item 5 below.



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
 Item 1.    Security and Issuer

            This statement relates to shares of Common Stock, $.01 par value per share (the Shares"), of Metal Management, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1250 Ninth Street, Berkeley, California 94710.

Item 2.     Identity and Background

            The Reporting Person is an Arizona corporation. Its name, principal business, principal business address and principal office address are as follows:

            Empire Metals, Inc.
            P.O. Box 20566
            Phoenix, AZ 85036
            Principal business: Shareholdings in the Company.

            The Rubenstein Family Limited Partnership, an Arizona limited partnership (the "Partnership"), is the majority shareholder of the Reporting Person. The Partnership does not hold of record any shares of Common Stock or warrants or options to purchase Common Stock of the Company. Its only interest in the shares of Company Common Stock is by virtue of its holdings in the Reporting Person, Empire Metals, Inc. The principal business, principal business address and principal office address of the Partnership are as follows:

            Rubenstein Family Limited Partnership
            7330 North Lakeside Lane
            Paradise Valley, AZ 85253
            Principal business: Investments.

            Harold Rubenstein is President and a director of the Reporting Person. He has an indirect interest in Company Common Stock through the Reporting Person's holdings, which are owned by the Partnership, of which he is a general and limited partner. He also holds directly an option to purchase 10,000 shares of Company Common Stock.

            Beverly Rubenstein is Secretary and a director of the Reporting Person. Her only interest in the shares of Company Common Stock held by the Reporting Person is indirect, by virtue of her positions as officer and/or director of the Reporting Person and/or her status as a general and limited partner of the Partnership.

            The name, residence or business address and principal occupation or employment of each of the individuals who are executive officers or directors of the Reporting Person are as follows:

            Harold Rubenstein
            7330 North Lakeside Lane
            Paradise Valley, AZ 85253
            Principal business: consultant/investor.

            Beverly Rubenstein
            7330 North Lakeside Lane
            Paradise Valley, AZ 85253
            Principal business: housewife.

            During the last five years, neither the Reporting Person nor any of its executive officers or directors or controlling persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

            The consideration exchanged by the Reporting Person for its shares of the Company was its stock in EMCO Recycling Corp. The Company acquired EMCO in a reverse triangular merger in which GPAR Merger, Inc., a wholly owned subsidiary of the Company, merged with and into EMCO (the "Merger"), with EMCO remaining as the surviving corporation. In the Merger, the outstanding shares of EMCO were converted into the right to receive an aggregate of 3,500,000 shares of Common Stock of the Company, warrants to purchase an aggregate of an additional 1,000,000 shares of Common Stock of the Company, and $1,150,000 in cash. The Reporting Person previously held an aggregate of

5,643 shares of EMCO Common stock. In the Merger, the Reporting Person received 2,010,150 shares of Company Common Stock, warrants to purchase 562,900 shares, and $440,000 in cash. The Merger is further described on pages 26 through 40 of the Definitive Joint Proxy Statement of the Company and EMCO, dated March 8, 1996, incorporated by reference herein and filed as Exhibit 99.(b) hereto.

            In connection with the Merger, Harold Rubenstein received an option to purchase 10,000 shares of Company Common Stock, the consideration for which was his prospective services as a director of the Company. See Item 2 with respect to the holdings of the other persons named in Item 2.

Item 4.     Purpose of the Transaction

            The purpose of the Merger and related transactions by which the Reporting Person acquired its securities of the Company, and a statement with respect to any plans or proposals required to be disclosed under this Item, are set forth under the captions, "The Merger and Related Transactions--Background of the Merger" and "--Reasons for the Transaction," contained in pages 26-40 of the Definitive Joint Proxy Statement of the Company and EMCO, dated March 8, 1996, incorporated by reference herein and filed as Exhibit 99.(b) hereto.

            Except as so disclosed, no person named in Item 2 has any present plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

            The number of Shares, and the percentage thereof of the total number of shares outstanding as of April 11, 1996, beneficially owned by each person named in Item 2 are as follows:


        Name                   Number of Shares             Percentage
- --------------------           ----------------             ----------
Empire Metals, Inc.              2,572,950(1)                   27.4%

Rubenstein Family
 Limited Partnership             2,572,950(2)                   27.4%

(1) Consists of 2,010,150 shares held of record by the Reporting Person (sole voting and dispositive power), and 562,900 shares issuable upon exercise of warrants within 60 days of the date of this
            Schedule 13D (sole voting and dispositive power). Such warrants were issued pursuant to the General Parametrics/EMCO Merger described in
            Exhibit 99.(b) hereto, are fully vested and exercisable and have a five-year term. Of the total warrant shares, 337,740 are at an exercise price of $4.48 per share, and 225,160, at an exercise price of $6.48 per share.

(2)         Consists of 2,010,150 shares beneficially held by person named in
            Item 2 through Empire Metals, Inc. (shared voting and dispositive power) and 562,900 shares issuable upon exercise of warrants within 60 days of the date of this Schedule 13D, beneficially held by such person through Empire Metals, Inc. (shared voting and dispositive power). The warrants were issued pursuant to the General

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
            Parametrics/EMCO Merger described in Exhibit 99.(b) hereto, are fully vested and exercisable, and have a five-year term.
            Of the shares subject to the warrants, 337,740 are at an exercise price of $4.48 per share, and 225,160, at an exercise price of $6.48 per share.

            Harold Rubenstein also holds directly an option to purchase 10,000 shares of Company Common Stock. The option was granted under the Company's 1996 Director Option Plan, is fully vested and exercisable, has a ten-year term, and an exercise price of $4.78 per share.

            See Item 2 with respect to the holdings of the other individuals named in Item 2.

            Except as disclosed above, none of the persons named in Item 2 has engaged in any transaction in the shares of the Company during the past sixty days.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

            See the disclosure contained under the captions entitled "The Merger and Related Transactions-- Related Agreements," "--Indemnification and Hold-Back of GPC Shares," "--Interests of Certain Persons in the Merger," and "--Related Transactions," contained Exhibit 99.(b), which description is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits

            99.(a)      Merger Agreement dated as of December 1, 1995, and as
amended through March 7, 1996, between the Company, GPAR Merger, Inc., EMCO Recycling Corp. and the direct and indirect beneficial owners of EMCO's Common Stock.*

            99.(b)      Pages 26 through 40 of Definitive Joint Proxy
Statement of the Company and EMCO Recycling Corp., dated March 8, 1996, filed with the Commission.

* Incorporated by reference from Appendix A to Definitive Joint Proxy Statement of the Company and EMCO, dated March 8, 1996, filed with the Commission.



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                                   SIGNATURES

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



April 23, 1996                             /s/ Harold Rubenstein
                                           ----------------------------------
                                           President
                                           Empire Metals, Inc.


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                                  EXHIBIT INDEX

       Exhibit

             (a) Merger Agreement dated as of December 1, 1995, and as amended through March 7, 1996, between the Company, GPAR Merger, Inc., EMCO Recycling Corp. and the direct and indirect beneficial owners of EMCO's Common Stock.*

             (b) Pages 26 through 40 of Definitive Joint Proxy Statement of the Company and EMCO Recycling Corp., dated March 8, 1996, filed with the Commission.

* Incorporated by reference from Appendix A to Definitive Joint Proxy Statement of the Company and EMCO, dated March 8, 1996, filed with the Commission.